Form 99.35 Summary of Changes to Form SBSE Amendment

Change 1:

On **Schedule A of Form SBSE-Direct Owners and Executive Officers**

- Remove Owen Littman as Chief Legal Officer

Change 2:

On **13A of Form SBSE**

- Removal of Cowen and Company (Asia) Limited as an affiliate
- Removal of Cowen International Limited
- Removal of Cowen Prime Advisors LLC

Change 3

Populated description box in 11A, 11B, 12A and12B which had previously been provided in separate uploaded forms in the Applicants initial and subsequent amendments as there was no option to include in the actual form.